Mail Stop 4561

September 14, 2006

Michael Moulton
Chief Financial Officer
Epic Bancorp
851 Irwin Street
San Rafael, CA 94901

       RE: **Epic Bancorp**
                Form 10-K for Fiscal Year Ended December 31, 2005
                Filed March 30, 2006
                File No. 000-50878

Dear Mr. Moulton,

We have reviewed the above referenced filing, limiting our review to only those issues addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Consolidated Balance Sheets, page 56

1. On page 23 you disclose that you sold or participated $7.2 million in SBA loans and $.4 million in construction loans during 2005, and $3.1 million in SBA loans and $2.0 million in multifamily loans during 2004. Your disclosure states that you consider such sales and participations an integral part of your business strategy. Furthermore, on page 69 you disclose that SBA loans are *originated for sale* to government agencies and institutional investors. Please tell us how you considered the guidance in SFAS 65 and SOP 01-6 in determining whether loans in which you do not have the intent and ability to hold for the foreseeable future should be classified as held for sale on your consolidated balance sheet.

Consolidated Statement of Cash Flows, page 59

2. Please tell us how you considered the guidance in paragraph 9 of SFAS 102 in determining the appropriate classification of cash flows related to the origination and sale of your SBA loans given the fact that such loans were originated with the intent to sell.

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Your response letter should key your responses to our comments and provide any requested information. Please file your letter on EDGAR as correspondence. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Michael Volley, Staff Accountant, at (202) 551-3437 or me at (202) 551-3426 if you have questions regarding our comment.

Sincerely,

Angela Connell
Senior Accountant